March 15, 2012

Mr. Daniel E. Klimas and Board of Directors

LNB Bancorp, Inc.

457 Broadway

Lorain, Ohio 44052

Dear Dan and Members of the Board of Directors:

When we met in October, one of the issues that we discussed briefly was the need for LNB to replace its TARP borrowings from the U.S. Treasury. I have also, for a considerable length of time, been very open about my belief that LNB needs to act with a sense of urgency with respect to its replacement of TARP funds; and when replacing TARP, LNB should do so in a manner that is not significantly dilutive to the Company’s shareholders. As the largest individual shareholder of LNB, I want to take this opportunity to update you on my current thinking regarding TARP.

I appreciate that LNB understands the risks of not replacing TARP in a timely manner or in a manner that is beneficial to all shareholders. As LNB itself notes in its most recent Form 10-K filed with the Securities and Exchange Commission on March 7, 2012,

“Unless the Corporation is able to redeem the Series B Preferred Stock during the first five years, the dividend payments on this capital will increase substantially at that point, from 5% ($1.26 million annually) to 9% ($2.27 million annually). Depending on market conditions at the time, this increase in dividends could significantly impact the Corporation’s liquidity, and as a result, adversely affect the Corporation’s business, financial condition and results of operations.”

Of course, the risk of the potential rate increase in 2014 is compounded because the dividend payments on the preferred stock are not deductible by LNB.

I also appreciate that LNB recognizes that the uncertainty created by how LNB will repay its TARP funds is also causing uncertainty in the marketplace and is potentially creating a negative impact on the price of LNB’s shares in the public market. As LNB states in its most recent Form 10-K, as long as LNB’s TARP funds remain unpaid the restrictions that exist on dividend payments and repurchases or redemptions relating to LNB’s common shares, “combined with the dilutive impact of the warrant may have an adverse effect on the market price of the Corporation’s Common Shares, and, as a result, they could adversely affect the Corporation’s business, financial condition and results of operations.”

Further, I appreciate that as LNB notes in its Form 10-K for the year ended December 31, 2011 LNB is studying the TARP issue:

“The Corporation intends to redeem the Series B Preferred Stock and repay its TARP obligations at a time and in a manner that it believes is appropriate after considering, among other things, the Corporation’s anticipated capital requirements, projected dividend capacity from the Bank, the availability and relative attractiveness of alternative sources of capital, the Corporation’s risk profile, its earnings performance and asset quality trends, and input from its regulators.”

Nevertheless LNB is but one of hundreds of small and medium-sized banks and thrifts that will need to replace its TARP funding. With LNB’s own deadline now less than two years away, I believe that the sense of urgency about which I have been speaking for over a year and a half is accelerating. As every day draws closer to the TARP deadline, LNB will have more and more competition in the marketplace looking to replace TARP capital. LNB needs to decide quickly on its own course of action.

In the past, I have proposed to increase my ownership in LNB and have the opportunity to participate in the management and leadership of the company. In the spirit of continuing to work with the Board and management of LNB, I propose to provide capital to LNB for the purpose of repaying LNB’s TARP obligations. I will do so far in advance of the date on which the prohibitive 9% dividend rate begins; and I will do so in a manner that is not significantly dilutive or is non-dilutive to the shareholders of LNB, thereby removing the uncertainty that LNB acknowledges exists in the marketplace today. I am pleased to invite members of the Board and others to participate along with me.

I am willing to enter into an appropriate confidentiality agreement to enable me to conduct due diligence. At this time I cannot predict the exact form my proposal will take, including the type of capital instrument or instruments that will be required or whether some existing or future cash assets of LNB could or should be used in part to redeem LNB’s TARP funds. I also cannot predict whether it would be beneficial for LNB and its shareholders to pay back the TARP funds at par. After comprehensive due diligence, I will be prepared to formulate an exact proposal, present it to the Board of Directors and enter into discussions regarding the exact form a capital infusion would take, for the sole purpose of replacing TARP. Of course, in addition to the completion of due diligence, my offer is subject to obtaining all necessary regulatory approvals.

I believe my proposal will benefit all LNB shareholders and enable the Board of Directors to move from studying TARP to providing a solution to the Corporation’s TARP problem. I would appreciate your assistance and consent to proceed with due diligence and then advance to formulating a specific proposal and obtaining the necessary regulatory approvals.

I am confident that you will give prompt consideration to my suggestions and offer. As I believe time is of the essence, I am also confident you can appreciate the urgent need for LNB to address TARP. I respectfully request that you respond to my proposal expeditiously. Because of the significance of the resolution of the TARP issue to LNB and its shareholders, which LNB itself notes in several places in its annual report on Form 10-K, I believe further public discussion of the issue and its potential solutions will benefit LNB and its shareholders. Therefore, I will express my views publically and file this letter with the Securities and Exchange Commission as part of a Schedule 13D filing.

I look forward to working with you to complete the necessary refunding of TARP. Thank you for your kind consideration, and I look forward to your response.

Regards,

/s/ Umberto P. Fedeli
UPF/ald